As filed with the Securities and Exchange Commission on May 27, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

LivaNova PLC

England and Wales (State or other jurisdiction of incorporation or organization	001-37599 (Commission File Number)	98-1268150 (I.R.S. Employer Identification No.

20 Eastbourne Terrace
London, United Kingdom
W2 6LG
(Address of Principal Executive Offices) (Zip Code)

Keyna Skeffington
Company Secretary
+ 44 (0) 203 325 0665

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

Section 1 Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
LivaNova PLC, headquartered in London, (collectively with its subsidiaries, the “Company”, “LivaNova”, “we” or “our”), is a global medical device company focused on the development and delivery of important therapeutic solutions for the benefit of patients, healthcare professionals and healthcare systems throughout the world. Working closely with our global team of medical professionals in the fields of cardiovascular disease and neuromodulation, we design, develop, manufacture and sell innovative therapeutic solutions. At LivaNova, we unite to provide hope for patients and their families through innovative medical technologies, delivering life-changing improvements for both the Head and Heart.
LivaNova is filing this Specialized Disclosure report on Form SD (this “Form SD”) for LivaNova’s supply chain operations for the year ended December 31, 2021. This Form SD is presented in compliance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2021 to December 31, 2021.
A copy of our Conflict Minerals Report is filed as a part of this Form SD. A copy of this Form SD may also be found on our website at https://investor.livanova.com/financial-information/sec-filings.
Item 1.02 Exhibits
LivaNova has filed as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LivaNova PLC

Date: May 27, 2022	By:/s/ Keyna Skeffington
Name: Keyna Skeffington
Title: Senior Vice President & General Counsel

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